

November 16, 2020

Luca Fabbri
Chief Financial Officer
Farmland Partners Inc.
4600 South Syracuse Street
Suite 1450
Denver, CO 80237-2766

> **Re: Farmland Partners Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 13, 2020**
> **Form 8-K filed November 9, 2020**
> **File Nos. 001-36405**

Dear Mr. Fabbri:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Schedule III - Real Estate and Accumulated Depreciation, page F-39

1. Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost of your real estate assets for Federal income tax purposes.

Form 8-K filed November 9, 2020

Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 6

2. We note your presentation of net operating income. In future earnings releases, please include a reconciliation of net operating income to net income. Refer to Item 10(e) of

Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction